INTEGRA RESOURCES CORP.

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF INTEGRA RESOURCES CORP.

COMMON SHARES

TO: Integra Resources Corp. ("Integra Resources")

AND TO: TSX Trust Company, at the address set out on the last page of this Letter of Transmittal

RE: The Consolidation of the Common Shares of Integra Resources

This Letter of Transmittal is for use by registered holders ("Integra Resources Shareholders") of common shares ("Common Shares") of Integra Resources in connection with the consolidation of all of the issued and outstanding Common Shares on a one (1) for two-and-one-half (2.5) basis (the "Share Consolidation").  The Share Consolidation is anticipated to be effective on or about May 26, 2023.

Shareholders of Integra Resources whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee or intermediary for their post-consolidation positions as contemplated by this Letter of Transmittal.

In order to receive post-consolidation Common Shares ("New Common Shares"), each Integra Resources Shareholder must submit this Letter of Transmittal, properly completed and duly executed, together with the certificate(s)/DRS representing its existing Common Shares ("Existing Shares") and all other required documents, to TSX Trust Company (the "Transfer Agent"), at the address set forth on the last page of this Letter of Transmittal.  It is the responsibility of each Integra Resources Shareholder to ensure that this Letter of Transmittal and any certificate(s)/DRS representing the Existing Shares are received by the Transfer Agent.

Integra Resources Shareholders who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents will receive, in exchange for every two-and-one-half (2.5) of their Existing Shares, one (1) New Common Share.  No fractional shares will be issued as a result of the Share Consolidation, and any fraction will be rounded to the nearest whole number.  After the exchange, the Integra Resources Shareholder set forth below will have no further interest with respect to any fractional Existing Share.

The undersigned Integra Resources Shareholder hereby irrevocably deposits with the Transfer Agent the certificate(s)/DRS for Existing Shares, details of which are as set forth below.

Name(s) of Registered Holder(s)	Certificate/DRS Number(s) (in the case of DRS, please indicate the account number shown on the statement)	Number of Existing Shares

Note:  If space is insufficient, please attach a separate schedule to this Letter of Transmittal.

The undersigned Integra Resources Shareholder hereby covenants, represents and warrants that:

(i) the undersigned has full power and authority to deposit, sell, assign and transfer the Existing Shares being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Existing Shares, or any interest therein, to any other person;

(ii) the undersigned, or the person on whose behalf the Existing Shares are being deposited, has good title to and is the beneficial owner of the Existing Shares being deposited, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(iii) the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate;

(iv) the delivery of the Existing Shares by the undersigned under this Letter of Transmittal does not violate any laws applicable to the undersigned; and

(v) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Transfer Agent prior to the Share Consolidation, the undersigned will not, prior to such time, transfer or permit to be transferred any of its Existing Shares.

The covenants, representations and warranties of the undersigned herein contained survive the completion of the Share Consolidation. The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Existing Shares.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Existing Shares.  Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned authorizes and directs the Transfer Agent to issue the certificate(s)/DRS representing New Common Shares to which the undersigned is entitled as indicated below and instructs the Transfer Agent to mail the certificate(s)/DRS representing New Common Shares promptly after receipt of this Letter of Transmittal, by first class insured mail, postage prepaid, to the undersigned in accordance with the instructions given below.

If the Share Consolidation is not approved or completed, the enclosed certificate(s)/DRS and all other ancillary documents will be returned forthwith to the undersigned at the address of the presenter of this Letter of Transmittal or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the share register maintained by the Transfer Agent and all covenants and representations given by the holder shall be deemed terminated.

It is understood that the undersigned will not receive the New Common Shares in respect of the Existing Shares until the Share Consolidation is approved and effected and until the certificate(s)/DRS representing the Existing Shares owned by the undersigned are received by the Transfer Agent at the office specified below, together with such additional documents as the Transfer Agent may require, and until the same are processed by the Transfer Agent. The undersigned hereby covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Existing Shares. The undersigned further acknowledges that the issuance of New Common Shares in respect of the Existing Shares will completely discharge any obligations of Integra Resources and the Transfer Agent with respect to the matters contemplated by this Letter of Transmittal.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the New Common Shares pursuant to the Share Consolidation through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

Please review carefully the instructions below in completing the following information (other than signatures, please print):

A. Name and Number of Certificate/DRS for New Common Shares:

The undersigned authorizes and directs the Transfer Agent to issue a certificate(s)/DRS for New Common Shares to which the undersigned is entitled as indicated below and to mail such certificate(s)/DRS to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Transfer Agent.

Certificate(s)/DRS representing New Common Shares are to be issued as follows:

Name on Certificate/DRS	Number of New Common Shares

B. Registration Instructions	C. Delivery Instructions

Issue and send New Common Share certificate(s)/DRS and enter the shares in the share register as indicated below.	To be completed ONLY if the New Common Share certificate(s)/DRS are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

(Name)	(Name)

(Street Address)	(Street Address)

(City) (Province or State) (Postal or Zip Code)	(City) (Province or State) (Postal or Zip Code)

(Country)	(Country)

(Telephone - Business Hours)	(Telephone - Business Hours)

(Social Insurance Number or Business Number)	(Social Insurance Number or Business Number)

D. Signature Guarantee (if applicable)

(Signature)(Stamp)

(Name of Institution)

(Address of Institution)

DATED:	, 20____

(Signature of holder or authorized representative)

(Signature of any joint holder)

(Name of Integra Resources Shareholder)

(Name of authorized representative)

INSTRUCTIONS:

1. Use of Letter of Transmittal

(a) In order to be eligible to receive New Common Shares, this Letter of Transmittal must be received by the Transfer Agent, together with the certificate(s)/DRS representing the Existing Shares and all other required documents, at the address set forth on the last page of this Letter of Transmittal.  Do not send the certificate(s)/DRS or the Letter of Transmittal to Integra Resources.

(b) The method used to deliver this Letter of Transmittal, any accompanying certificate(s)/DRS representing Existing Shares and all other required documents is at the option and risk of the Integra Resources Shareholder, and delivery will be deemed to be effective only when such documents are actually received by the Transfer Agent. Integra Resources recommends that the necessary documentation be delivered to the Transfer Agent at the address set forth on the last page of this Letter of Transmittal by registered and insured mail, with return receipt requested.  Shareholders of Integra Resources whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee or intermediary for their post-consolidation positions as contemplated by this Letter of Transmittal

2. Signatures

(a) This Letter of Transmittal must be filled in, dated and signed by the holder of the Existing Shares or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s)/DRS, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s)/DRS without any change whatsoever, and the certificate(s)/DRS need not be endorsed or accompanied by any share transfer power of attorney. If such transmitted certificate(s)/DRS is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c) If no change in the name of the registered holder appearing on the Existing Share certificate(s)/DRS is desired but more than one new certificate is to be issued in that name, a holder should also fill out Box A of this Letter of Transmittal. Any holder who does not fill out Box A will receive one New Common Share certificate/DRS for each Existing Share certificate/DRS delivered herewith. No charge will be made for one new replacement certificate/DRS but where more than one certificate/DRS is requested a charge of $7.00 (plus H.S.T.) will be levied for each additional certificate/DRS.

(d) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s)/DRS, or if certificate(s)/DRS representing New Common Shares are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s)/DRS must be endorsed by the registered holder thereof or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s)/DRS and must be guaranteed as noted in Instruction 3.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Existing Shares, such signature must be guaranteed in Box D entitled "Signature Guarantee" by a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each, an "Eligible Institution"), or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of an Eligible Institution). Members of STAMP, SEMP and MSP are usually members of a recognized stock exchange in Canada and in the United States, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an agent, executor, administrator, trustee or guardian, any person acting in a representative capacity or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Any of Integra Resources or the Transfer Agent in their discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

If Box C entitled "Delivery Instructions" is not completed, any new share certificate(s)/DRS issued in exchange for Existing Shares will be mailed to the depositing Integra Resources Shareholder at the address of the Integra Resources Shareholder as it appears in this Letter of Transmittal. If no address of the Integra Resources Shareholder is provided in this Letter of Transmittal, then it will be mailed to the address of the Integra Resources Shareholder as it appears on the share register maintained by the Transfer Agent.

6. Miscellaneous

(a) If Existing Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(b) If the space on this Letter of Transmittal is insufficient to list all certificates for Existing Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(c) No alternative, conditional or contingent deposits of Existing Shares will be accepted.

(d) No alternative, conditional or contingent deposits will be accepted and no fractional New Common Shares will be issued.

(e) This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(f) Additional copies of this Letter of Transmittal may be obtained from the Transfer Agent at the address set forth on the last page of this Letter of Transmittal.  The Letter of Transmittal is also available on SEDAR at www.sedar.com.

(g) Integra Resources reserves the right, if it so elects, in its absolute discretion, to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by the Transfer Agent.

7. Lost Certificates

If a share certificate/DRS representing Existing Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to TSX Trust Company, 100 Adelaide Street West, 3rd Floor 301, Toronto, Ontario M5H 4H1.

The Transfer Agent will respond with the replacement requirements in order for you to receive your entitlement, which may include a requirement to provide a surety bond satisfactory to Integra Resources and the Transfer Agent in such sum as Integra Resources and the Transfer Agent may direct or otherwise indemnify Integra Resources and the Transfer Agent in a manner satisfactory to Integra Resources and the Transfer Agent against any claim that may be made against Integra Resources, its affiliates and the Transfer Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

8. Assistance

The Transfer Agent (see below for address and telephone number) or your broker or other financial adviser will be able to assist you in completing this Letter of Transmittal.

The Transfer Agent is: TSX Trust Company

By Regular Mail, Registered Mail, Hand or Courier

100 Adelaide Street West, 3rd Floor 301

Toronto, Ontario M5H 4H1

Attention: Corporate Actions

Toll Free: 1-866-600-5869

Facsimile: 1-416-361-0470

Email: TMXEInvestorServices@tmx.com

Any questions and requests for assistance may be directed by shareholders to the Transfer Agent at its telephone number, e-mail address or location set out above.